VF 3-5-03

**AH 3/4/2003

| OMB APPROVAL | |
|---|---|
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| Expires: | September 30, 1998 |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51346 |

03011255

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LEEB BROKERAGE SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE - 57TH FLOOR
(No. and Street)

| NEW YORK | NY | 10110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. LEHR — (212) 653-1720
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., PC
(Name — if individual, state last, first, middle name)

| 1430 BROADWAY - 6TH FLOOR, | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

RECEIVED FEB 27 2003 SEC PROCESSING SECTION WASH. D.C. 165

PROCESSED MAR 13 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/13

# OATH OR AFFIRMATION

I, ROBERT LEHR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEEB BROKERAGE SERVICES, INC., as of DECEBER 31, 2002, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Pres.

Title

Notary Public

WADE N. BLACK
Notary Public, State of New York
NO. 01BL5030239
Qualified in NEW YORK COUNTY
My Commission Expires 3/7/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

10/85

# FOCUS REPORT

## (Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16  2) Rule 17a-5(b) [ ] 17  3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19  5) Other [ ] 26

| | |
|---|---|
| NAME OF BROKER-DEALER: LEEB BROKERAGE SERVICES, INC. [13] | SEC FILE NO: 8-51346 [14] |
| | FOR FIRM ID NO: [15] |
| ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.): 500 FIFTH AVENUE -57TH FLOOR [20] (No and Street) | FOR PERIOD BEGINNING (MM/DD/YY): 01 /01 /02 [24] |
| NEW YORK [21] (City) NY [22] (State) 10110 [23] (Zip) | AND ENDING (MM/DD/YY): 12 /31 /02 [25] |

| AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT | (Area Code) - Telephone No. |
|---|---|
| ROBERT M. LEHR [30] | (212) 653-1720 [31] |

| AME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT | OFFICIAL USE |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

**EXECUTION:**

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true,correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of Feb ~~19~~ 2003

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

NYSE

LEEB BROKERAGE SERVICES, INC.

December 31, 2002

## CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
Leeb Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Leeb Brokerage Services, Inc. as of December 31, 2002 and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leeb Brokerage Services, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
February 8, 2003

Sanford Becker & Co. PC

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. | N | 3 | | [100]

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-51346 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

### ASSETS

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | 240,244 | 200 | | | 240,244 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | 208,774 | 295 | | | | |
| B. Other | | 300 | 15,408 | 550 | 224,182 | 810 |
| 3. Receivable from non-customers | | 355 | 24,410 | 600 | 24,410 | 830 |
| 4. Securities and spot commodities owned, at market value: | | | | | | |
| A. Exempted securities | 73,659 | 418 | | | | |
| B. Debt Securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 30,221 | 424 | | | | |
| E. Spot commodities | | 430 | | | 103,880 | 850 |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost .... 1,000 [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements an partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities [150] | | | | | | |
| B. Other securities [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities [170] | | | | | | |
| B. Other securities [180] | | | | | | |
| 8. Membership in exchanges: | | | | | | |
| A. Owned, at market [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company at market value | | | | 660 | | 9 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 9 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 11,927 | 680 | 11,927 | |
| 11. Other assets | | 535 | | 735 | | |
| 12. TOTAL ASSETS | 552,898 | 540 | 51,745 | 740 | 604,643 | |

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS



10/85

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12/31/02

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| LIABILITIES | | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|---|
| 13. Bank loans payable | | | 1045 | | 1255 | | 1470 |
| 14. Payable to brokers or dealers | | | | | | | |
| A. Clearance account | | | 1114 | | 1315 | | 1560 |
| B. Other | | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased at market value | | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities expenses and other | | 127,707 | 1205 | | 1385 | 127,707 | 1685 |
| 18. Notes and mortgages payable: | | | | | | | |
| A. Unsecured | | | 1210 | | | | 1690 |
| B. Secured | | 5,814 | 1211 | | 1390 | 5,814 | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | | |
| A. Cash borrowings: | | | | 500,000 | 1400 | 500,000 | 1710 |
| 1. from outsiders | 970 | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of | 980 | | | | | | |
| B. Securities borrowings, at market value: from outsiders | 990 | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | | 1420 | | 1730 |
| 1. from outsiders | 1000 | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of | 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | | 133,521 | 1230 | 500,000 | 1450 | 633,521 | 1760 |

### Ownership Equity

| | | | |
|---|---|---|---|
| 21. Sole proprietorship | | | 1770 |
| 22. Partnership (limited partners | 1020 ) | | 1780 |
| 23. Corporation: | | | |
| A. Preferred stock | | | 1791 |
| B. Common Stock | | 125,000 | 1792 |
| C. Additional paid-in capital | | | 1793 |
| D. Retained earnings | | (153,878) | 1794 |
| E. Total | | (28,878) | 1795 |
| F. Less capital stock in treasury | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | (28,878) | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | 604,643 | 1810 |

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| **REVENUE** | |
| Commissions | 2,048,140 |
| Trading | 24,989 |
| Dividends & Interest | 877 |
| Other | 189,851 |
| | 2,263,857 |
| **EXPENSES** | |
| Employee Compensation & Related Costs | 1,261,248 |
| Clearance Fees | 326,082 |
| Communication Expense | 194,969 |
| Occupancy and Equipment Expenses | 161,612 |
| Professional and Consultant Fees | 10,260 |
| Other Operating Expenses | 300,268 |
| | 2,254,439 |
| NET INCOME (Note 2) | 9,418 |

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

| | COMMON STOCK | RETAINED EARNINGS | TOTALS |
|---|---|---|---|
| BALANCE at January 1, 2002 | 125,000 | (163,296) | (38,296) |
| Net Earnings (Loss) | | 9,418 | 9,418 |
| BALANCE at December 31, 2002 | 125,000 | (153,878) | (28,878) |

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICE, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Subordinated Borrowings, January 1, 2002 | $ 400,000 |
| Issuance of subordinated notes | 100,000 |
| Subordinated borrowings, December 31, 2002 | $ 500,000 |

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

| | | |
|---|---|---|
| Cash Flows form Operating Activities | | |
| Net Income | | 9,418 |
| Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities: | | |
| Depreciation | 23,107 | |
| Increase in Accounts Receivable | (111,653) | |
| Increase in Accounts Payable and Accrued Expenses Payable: | 49,222 | |
| Total Adjustments | | (39,324) |
| Net Cash Used For Operating Activities | | (29,906) |
| Cash Flows from Investing Activities: | | |
| Purchase of Equipment | (18,336) | |
| Increase in Securities Owned (Net) | (81,917) | (100,253) |
| Cash Flows from Financing Activities: | | |
| Decrease in Note Payable | (6,343) | |
| Increase in Subordinated Loan | 100,000 | 93,657 |
| Net Decrease in Cash and Cash Equivalents | | (36,502) |
| Cash and Cash Equivalents at Beginning of Year | | 276,746 |
| Cash and Cash Equivalents at End of Year | | 240,244 |

| | |
|---|---|
| Supplemental Cash Flows Disclosures | |
| Income Tax Payments | 1,906 |
| Interest Payments | 34,459 |

LEEB BROKERAGE SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1) Summary of significant accounting policies:

Leeb brokerage Services, Inc. (Company) is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Accounting for commission income is on a settlement date basis.

Securities owned are valued at market.

Use of Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principals requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2) The corporation and shareholders have elected effective June 9, 1998 to be treated as a Subchapter S Corporation under applicable Federal and New York State Law. Accordingly no provision has been made for Federal Corporation Income Tax.

3) Liabilities Subordinated to Claims of General Creditors:

At December 31, 2002, the Company had outstanding loans in the amount of $500,000 under subordination agreements. The loans bear interest at 2.5% above the highest monthly prime rate, per annum and mature October 31, 2004 on $400,000 and June 30, 2005 on $100,000. The loans are subordinated to the claims of all general creditors and have been approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. In addition, the Company must satisfy the debt-equity ratio requirement that the ratio not exceed 70% for a period in excess of 90 days. At December 31, 2002, the Company's debt-equity ratio was 22%.

4) Net Capital Requirements:

The corporation is subject to the uniform net capital rule (Rule 15C3-1) of the Securities and Exchange act of 1934, which requires that corporation to maintain a ratio of aggregate indebtedness to net capital as defined, not exceed 15 to 1. At December 31, 2002 Leeb Brokerage Services, Inc. net capital was $414,107 whereas the required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 32% compared to a maximum amount allowance of 1500%.

The corporation solicits and services customer accounts, which are introduced on a fully disclosed basis to BNY Clearing Services, LLC. The corporation's principal sources of revenue are commissions earned on customer accounts. The corporation does not hold customers' cash and/or securities and is exempt from the provision of SEC Rule 15C3-3 under sub-paragraph K (2)(b).

5) The corporation is exempt under Rule 15C3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis. We have ascertained that the conditions of this exemption were being complied with as of December 31, 2002 and that no facts came to our attention to indicate that the exemption had not been complied with during this period.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER LEEB BROKERAGE SERVICES, INC. as of 12/31/02

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | | $ (28,878) | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | 19 | ( ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | (28,878) | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 500,000 | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | | $ 471,122 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | 17 | $ 51,745 | 3540 | | |
| B. Secured demand note deficiency | | | 3590 | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | | 3600 | | |
| D. Other deductions and/or charges | | | 3610 | ( (51,745) ) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | 20 | $ 419,377 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | | |
| A. Contractual securities commitments | | $ | 3660 | | |
| B. Subordinated securities borrowings | | | 3670 | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | 18 | 736 | 3735 | | |
| 2. Debt securities | | | 3733 | | |
| 3. Options | | | 3730 | | |
| 4. Other securities | | 4,534 | 3734 | | |
| D. Undue Concentration | | | 3650 | | |
| E. Other (List) | | | 3736 | ( (5,270) ) | 3740 |
| 10. Net Capital | | | | $ 414,107 | 3750 |

OMIT PENNIE

SEE NOTES TO FINANCIAL STATEMENTS



3/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12 / 31 /02

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | | | 8,901 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | | | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | | | 314,107 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | | | 400,755 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | 133,521 | 3790 |
| 17. Add: | | | | |
| A. Drafts for immediate credit | | 3800 | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | 3810 | | |
| C. Other unrecorded amounts (List) | | 3820 | | 3830 |
| 19. Total aggregate indebtedness | | | 133,521 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 / by line 10) % | | | 32% | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1 (d) % | | | | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**rt B**

| | | |
|---|---|---|
| . 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | NOT APPLICABLE | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | | 3760 |
| 25. Excess net capital (line 10 less 24) | | 3910 |
| 26. Net capital in excess of the greater of: | | |
| A. 5% of combine aggregate debit items or $120,000 | | 3920 |

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

) For reports filed pursuant to paragraph (d) of Rule 17a-5 respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

LEEB BROKERAGE SERVICES, INC. as of 12 / 31 / 02

### Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .................................... [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .................................... [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm BNY CLEARING SERVICES, LLC [4335] X [4570]

D. (k) (3)-Exempted by order of the Commission .................................... [4580]

### Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type Of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider ? (In or Out) | Amount to be With drawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |
| | | TOTAL | 4699 | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c)(2)(iv) Liabilities |

SEE NOTES TO FINANCIAL STATEMENTS

LEEB BROKERAGE SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 TO CORPORATION'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA
FILING DECEMBER 31, 2002

| | |
|---|---|
| Net Capital per computation pursuant to Rule 17a-5 | 414,107 |
| Adjustments: | |
| Audit adjustments - Accrued salaries and expenses depreciation, etc. including year end adjustments | 16,436 |
| Net Capital per Corporation's unaudited Form X-17A-5 Part IIA filing | 430,543 |

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

# REPORT ON INTERNAL CONTROL

Board of Directors
Leeb Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Leeb Brokerage Services, Inc., for the year ended December 31, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Leeb Brokerage Services, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (ii) and or determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commision's above –mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, New York,
February 8, 2003